Exhibit 99.1

BiondVax Pharmaceuticals Ltd.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on, March 28, 2018

Notice is hereby given that the annual and extraordinary general meeting of shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”), will be held at the offices of Pearl Cohen Zedek Latzer Baratz, Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203, Israel, on March 28, 2018, at 4:00 p.m., Israel time (the telephone number at the address is +972-3-303-9000), or at any adjournments thereof (the “Meeting”), for the following purposes:

1.	To re-elect Mr. Issac Devash as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting;

2.	To re-elect Dr. Morris C. Laster, as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting;

3.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for a period ending at the close of the next annual general shareholders meeting, and to authorize the Company’s Audit Committee to approve their service fee;

4.	To approve the adoption of the BiondVax Share Option Plan to employees, directors, consultants, service providers and other entities which the Board shall decide their services are considered valuable to the Company, with similar terms to the previous option plan;

5.	To approve an increase in the Company’s registered share capital from 391,000,000 ordinary shares, each 0.0000001 par value (“Ordinary Shares”) to 600,000,000 ordinary shares no par value, and to amend article 11 of the Company’s articles of association accordingly.

In addition, the shareholders and ADS holders will be requested to consider at the Meeting the Company’s audited financial statements for the year ended December 31, 2016.

The approval of each of the Proposals No. 1, 2, 3 and 4 requires the affirmative vote of the Company’s shareholders and/or ADS holders, holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter. The approval of Proposal No. 5 requires the affirmative vote of at least 75% of the Ordinary Shares represented and voting at the Meeting.

The Company currently is unaware of any matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders and American Depositary Shares, representing forty (40) of our Ordinary Shares (“ADSs”), holders of record at the close of business on February 28, 2018 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof either in person or by appointing a proxy to vote in their stead at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares or ADSs be represented. Accordingly, if you do not attend the Meeting in person, you are urged to promptly complete, date and sign a proxy card and to mail it in the envelope provided at your earliest convenience, so that it is received by the Company no later than 4 p.m. on March 26, 2018. A proxy card from the holder of the Company’s American Depositary Shares must be received by The Bank of New York Mellon (“BNY Mellon”) as Depositary no later than 12:00 p.m. EST on March 22, 2018, to be validly included in the tally of votes for the Meeting. Return of your proxy card does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange Ltd. (“TASE”), may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than 48 hours prior to the scheduled date of the Meeting. Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the TASE who vote their Ordinary Share by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. A shareholder registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the TASE must deliver the Company, no later than 4 hours prior to the scheduled date of the Meeting, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760-2000, as amended.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o CFO, at 14 Einstein St., P. O. Box 4143 Ness Ziona 7414002, Israel, upon prior notice and during regular working hours (telephone number: +972-8-930-2529) not later than ten (10) days before the Meeting.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by one or more shareholders who are present in person or by proxy, and who hold or represents shares holding in the aggregate at least ten (10%) percent of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to March 29, 2018, at the same time and place. At the adjournment Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with the CFO of the Company (tel: +972-8-930-2529).

By Order of the Board of Directors,

Prof. Avner Rotman,
Chairman of the Board

Tel Aviv, Israel

February 22, 2018

Proxy Statement

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on, March 28, 2018

Notice is hereby given that the Annual and Extraordinary Meeting of Shareholders (the “Meeting”) of BiondVax Pharmaceuticals Ltd. (“BiondVax” or the “Company”) will be held at the offices of Pearl Cohen Zedek Latzer Baratz, Legal Counsel to the Company, at Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203, Israel on March 28, 2018, at 4 p.m. Israel time.

It is proposed at the Meeting to adopt the following proposals:

1.	To re-elect Mr. Issac Devash as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting;

2.	To re-elect Dr. Morris C. Laster, as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting;

3.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for a period ending at the close of the next annual general shareholders meeting, and to authorize the Company’s Audit Committee to approve their service fee;

4.	To approve the adoption of the BiondVax Share Option Plan to employees, directors, consultants, service providers and other entities which the Board shall decide their services are considered valuable to the Company, with similar terms to the previous option plan;

5.	To approve an increase in the Company’s registered share capital from 391,000,000 ordinary shares, each 0.0000001 par value (“Ordinary Shares”) to 600,000,000 ordinary shares no par value, and to amend article 11 of the Company’s articles of association accordingly.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited financial statements for the year ended December 31, 2016.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

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Record Date; Shareholders Entitled to Vote; Admission

Only shareholders and ADS holders of record at the close of business on February 28, 2018 (hereinafter: the “Record Date”) will be entitled to vote at the Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, with 0.0000001 NIS par value each (“Shares”), shall entitle its holder to one vote on each matter properly submitted at the Meeting. Each American Depositary Share (“ADS”) representing forty (40) such ordinary shares shall entitle the holder of the ADS to forty (40) votes on each matter properly submitted at the Meeting.

Attendance in person at the Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only.

To gain admission to the Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with the Company’s Articles of Association.

Voting Instruments, Proxies

Shareholders registered in the Company’s shareholders’ register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange Ltd. (“TASE”), may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than 48 hours prior to the scheduled date of the Meeting. Shareholders registered in the Company’s shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the TASE who vote their Ordinary Share by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. A shareholder registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the TASE must deliver the Company, no later than 4 hours prior to the scheduled date of the Meeting, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760-2000, as amended.

ADS holders should return their BNY Mellon form of Voting Instruction Form for holders of the Company’s ADSs by no later than the date and time set forth on such Voting Instruction Form.

Forms of each of the proxy card and the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs, are enclosed with the Notice of Meeting and the Proxy Statement, and were also furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Under the terms of the Depositary Agreement among the Company and BNY Mellon, which acts as the Depositary, and the holders of the Company’s ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the amount of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. The Company has instructed the Depositary to disseminate a notice of the Meeting and has given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences below. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and an amount of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of ordinary shares of the Company represented by that amount of ADSs, and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish a proxy given, (y) substantial opposition exists or (z) the matter materially and adversely affects the rights of holders of Shares.

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All shares or ADSs represented by properly executed Proxy Letters, proxy card, BNY Mellon Voting Instruction Forms, or Electronic Voting instructions, which are received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the rules of the NASDAQ Market, in the absence of such instructions, the shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our articles of association, the quorum required for the Meeting consists of at least one or more shareholders who are present at the Meeting, in person or by proxy or by proxy card or represented by their authorized persons, and who hold in the aggregate ten percent or more of the issued and outstanding share capital of the Company, and such presence at the Meeting will constitute a legal quorum. Abstentions and “broker non-votes”, as well as any abstentions for Ordinary Shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one day from that day, at the same time and place, i.e. on March 29, 2018 at 4:00 p.m. (Israel Time) at the Company Offices. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present, in person or by proxy, will then constitute a legal quorum.

The approval of each of the Proposals No. 1, 2, 3 and 4 requires the affirmative vote of the Company’s shareholders and/or ADS holders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter. The approval of Proposal No. 5 requires the affirmative vote of at least 75% of the Ordinary Shares represented and voting at the Meeting.

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Position Statements

Under Israeli law shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company at 14 Einstein Street P.O. Box 4143, Ness Ziona 7414002, Israel, (+972) (8) 930-2529 (telephone); (+972) (8) 930-2531 (facsimile), no later than 10 days before the Meeting.

Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this Notice of Meeting and Proxy Statement, the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial shareholders or holders of ADSs. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the financial statements, the accompanying auditors’ report, the contents of the Company’s website, or the information that can be accessed through the Company’s website, form part of the proxy solicitation materials.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained, unless stated otherwise in this proxy statement.

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PROPOSAL 1:

APPROVAL OF THE RE- ELECTION OF Mr. ISAAC DEVASH AS A DIRECTOR OF THE COMPANY

At the Meeting, shareholders will be asked to re-elect Mr. Issac Devash as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting.

Under our articles of association, our board of directors must consist of at least three and not more than nine directors. Our board of directors currently consists of eight members, including our Chairman of the board of directors. On February 12, 2015, our annual general shareholders meeting approved the staggering and extension the term of our board members in accordance with the Company’s articles of association and divided the members of our board of directors among three classes, so that the term of office of only one class of directors will expire in each upcoming annual shareholders meeting. From the date of such annual general meeting during which we divide the members of our board of directors among the three classes, each year the term of office of only one class of directors will expire. Thereafter, at each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless they are removed by a vote of 75% of the voting power of our board of directors and a vote of 75% of the voting power of our shareholders at a general meeting of our shareholders, or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our articles of association.

There are currently eight directors serving on the Board. All of our currently serving directors attended 75% of more of the meetings of the Board and its committees on which they served since the previous annual general meeting.

Our Board of Directors contains highly qualified and talented directors, including directors with pharmaceutical experience. At present, a majority of the directors are independent under NASDAQ listing rules. We continue to evaluate the size and composition of the board of directors to ensure that it maintains dynamic, exceptionally qualified members.

Herein below are details on Mr. Issac Devash, standing for re-election:

Mr. Issac Devash was appointed by the board of directors as a member on February 14, 2017.

Mr. Devash is a business and social entrepreneur with over twenty years of experience in venture capital and private equity investments, and several years of experience as an investment banker in mergers and acquisitions at Credit Suisse First Boston in New York, London, and Tokyo. Mr. Devash established a number of private equity funds and assisted a variety of Israeli companies in their international development and a number of leading international investors in their investments in Israel. Mr. Devash was a member of the Goshen Committee for formulating the standards of corporate governance for Israeli public companies. Mr. Devash founded and serves as the Chairman and President, respectively, of the Wharton and Harvard Business School alumni clubs of Israel. Mr. Devash holds a bachelor’s degree, summa cum laude, from the Wharton School of the University of Pennsylvania and an MBA from Harvard University.

Mr. Issac Devash has certified to us that he complies with all requirements under the Israeli Companies Law for serving as a director. Such certification will be available for inspection at the Meeting.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting with respect to each of the nominees for re-election as director:

“RESOLVED, to re-elect Mr. Issac Devash as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting”.

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PROPOSAL 2:

approval of the re-ELECTION OF dr. MORRIS C. LASTER As a DIRECTOR of the company

At the Meeting, shareholders will be asked to re-elect Dr. Morris C. Laster as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting.

For a general description of the composition of our board of directors, see Proposal 1.

Dr. Laster was appointed by the board of directors as a board member on November 27, 2017. Herein below are the details on Dr. Morris C. Laster standing for re-election:

Dr. Morris C. Laster, M.D. possesses over 25 years of experience in the Biomed industry, with expertise in identification, evaluation, finance and management of biomedical innovations in both public and private companies. Dr. Laster is a Venture Partner at OurCrowd a world leading crowd funding platform and is the CEO of Clil Medical Ltd., a biomedical consultancy company. He is also the CEO of Vital Spark Inc., a new company developing novel dual action cannabinoids licensed from the NIH. Previously, he served as the founding CEO and director of BioLineRx Ltd. (NASDAQ/TASE: BLRX) from 2003 and until 2010. Dr. Laster is also one of the founders of Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV; TASE: KTOV), and has served as a director in Kitov from 2010 and until 2014. Dr. Laster holds an M.D. degree from SUNY Health Science Center At Brooklyn (SUNY HSCB) and B.S. in Biology, Magna Cum Laude, from State University of New York at Albany.

Dr. Laster has certified to us that she complies with all requirements under the Israeli Companies Law for serving as a director. Such certification will be available for inspection at the Meeting.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to elect Dr. Morris C. Laster as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting.”

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PROPOSAL 3:

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR A PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors in each annual meeting and until the close of the next annual meeting. Under our current Articles of Association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s compensation. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and compensation is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kost Forer Gabbay & Kasierer, a member of Ernst & Young global, independent public accounting firm, be reappointed as the independent auditor of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal years 2016 and 2017 and have no relationship with the Company or with any affiliate of the Company. Information on fees paid to the Company’s independent public accountants may be found in Item 16C. in the Company’s annual report on Form 20-F, filed with the SEC on April 28, 2017.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young global, independent registered public accounting firm, as the independent auditors of the company for a period ending at the close of the next annual general meeting.”

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PROPOSAL 4:

APPROVAL OF THE ADOPTION OF THE BIONDVAX SHARE OPTION PLAN TO
EMPLOYEES, DIRECTORS, CONSULTANTS, SERVICE PROVIDERS AND OTHER
ENTITIES WHICH THE BOARD SHALL DECIDE THEIR SERVICES ARE CONSIDERED
VALUABLE TO THE COMPANY, WITH SIMILAR TERMS TO THE CURRENT OPTION
PLAN, AND THE RESERVATION OF ORDINARY SHARES IN AN AMOUNT EQUAL TO
6% OF THE ISSUED AND OUTSTANDING CAPITAL OF THE COMPANY

Introduction

The Company’s Board of Directors approved and adopted the 2018 BiondVax share option plan to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the company (the “2018 Plan”), subject to the approval of the 2018 Plan by the Company’s shareholders.

The Board of Directors and the Audit Committee believe that the adoption of the 2018 Plan is in the best interests of the Company. The purpose of the 2018 Plan is to promote the achievement of both short-term and long-term objectives of the Company by (a) aligning compensation of participants with the interests of Company shareholders, (b) enhancing the interest of participants in the growth and success of the Company, and (c) attracting and retaining participants of outstanding competence.

We maintained our 2005 Israeli Share Option Plan (the “Prior Plan”), which was adopted by our Board of Directors in July 2005 and expired in July 2015. The Prior Plan provided for the grant of options to our directors, officers, employees, consultants, advisers and service providers. As of December 31, 2015, an unspecified number of options were reserved for issuance under the 2005 Plan. To date, an aggregate amount of 15,282,503 options to purchase 15,282,503 ordinary shares were granted. Of such outstanding options, options to purchase 5,568,501 ordinary shares were vested as of August 18, 2016 with a weighted average exercise price of NIS 0.76 ($0.20) per share, and will expire 10 years from the date of grant, during the years 2016 – 2025.

During our 2016 annual shareholders meeting our board of directors proposed the adoption of a 2016 option/share plan which will be under similar terms and conditions as the Prior Plan. Our shareholders voted against the adoption of this Plan by a fraction of votes, therefore no awards were made to the Company’s employees and officers since the expiration of the Prior Plan. Our board of director strongly believes the adoption of an option share Plan is a common practice for all companies, which enables the companies to compensate employees and officers on a long term basis. Furthermore, the absence of an option share plan may prevent the Company from hiring and retaining adequate and skilled employees, particularly given the planned phase 3 clinical trials and the developmental stage the Company is currently under.

The 2018 Plan, under similar terms to the Prior Plan, is attached to this proxy statement as Appendix A.

We propose to adopt the 2018 Plan, as the new Israeli Share Option Plan under similar terms and conditions. The following is a summary of the main terms and conditions of the proposed 2018 Plan:

We may award options pursuant to Section 102 of the Israeli Income Tax Ordinance, or the Ordinance, and section 3(I) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of our share capital, or to be entitled to 10% of our profits or to appoint a director to our board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by us in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track. The 2018 Plan will be managed by our board of directors or any other committee or person that the board of directors authorizes for this purpose.

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Options granted under the 2018 Plan will be subject to applicable vesting schedules and generally expire ten years from the grant date.

Upon the termination of a Participant’s engagement with us for any reason other than death, retirement, disability or due cause, all unvested options allocated shall automatically expire and all vested options allocated will automatically expire 90 days after the termination, unless expired earlier due to their term. If the Participant’s engagement was terminated for cause (as defined in the 2018 Plan), the Participant’s right to exercise any unexercised options, awarded and allocated in favor of such Participant, whether vested or not, will immediately cease and expire as of the date of such termination. If the Participant dies, retires or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

In the event that options allocated under the 2018 Plan expire or otherwise terminate in accordance with the provisions of the 2018 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2018 Plan.

In the event of (i) the sale of all or substantially all of our assets; (ii) a sale (including an exchange) of all or substantially all of our share capital; or (iii) a merger, consolidation or like transaction of ours with or into another corporation, then, subject to obtaining the applicable approvals of the Israeli tax authorities, the board of directors in its sole discretion, will resolve: (a) if and how any unvested options will be cancelled, replaced or accelerated; (b) if and how any vested options (including options with respect to which the vesting period has been accelerated according to the foregoing), will be exercised, replaced and/or sold by a trustee or us (as the case may be) on the behalf of the respective Israeli Participants; and (c) how any underlying shares issued upon exercise of the options and held by a trustee on behalf any Israeli Participants will be replaced and/or sold by such trustee on behalf of the Israeli Participants.

The 2018 Plan shall be subject and administered pursuant to any applicable law.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the adoption of the 2018 BiondVax share option plan to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the Company.”

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PROPOSAL 5:

APPROVAL OF AN INCREASE IN THE COMPANY’S REGISTERED SHARE CAPITAL
AND AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION ACCORDINGLY

At the Meeting, we will propose that an increase in the registered share capital of the Company be approved.

On February 22 2018, the Company’s Board of Directors authorized and approved an amendment to the Company’s Articles of Association, as amended (“Articles”), to increase the registered share capital of the Company from NIS 39.1 divided into 391,000,000 ordinary shares, each 0.0000001 par value to 600,000,000 ordinary shares no par value. Under the articles, we are required to obtain the affirmative vote of the holders of a majority of at least 75% of the Company’s Ordinary Shares represented and voting at the Meeting.

Description of Share Capital

The Company’s authorized share capital is currently NIS 39.1, consisting of 391,000,000 Ordinary Shares.

As of February 22, 2018, the Company’s issued and outstanding capital was 261,419,599 Ordinary Shares issued and outstanding. In the event all convertible securities issued by the Company are exercised, the Company’s issued and outstanding capital shall be 347,730,751 Ordinary Shares.

Under the Companies Law, a company may not issue shares in excess of its registered share capital. The Company wishes to have a sufficient reserve of authorized but unissued shares available for corporate purposes, including without limitation, offerings of its shares and additional grants of options to grantees eligible under share option plans which may be adopted by the Company in the future.

Therefore, at the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, that the Company’s registered share capital be increased from NIS 39.1 divided into 391,000,000 Ordinary Shares, each 0.0000001 par value to 600,000,000 ordinary shares no par value and that Article 11 of the Company’s Articles be amended accordingly.”

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OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

Prof. Avner Rotman,
Chairman of the Board

February 22, 2018

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APPENDIX A

2018 BIONDVAX SHARE OPTION PLAN

Israeli Share Option Plan

Biondvax Pharmaceuticals Ltd.

THE 2018 ISRAELI SHARE OPTION PLAN

A-1

This plan, as amended from time to time, shall be known as Biondvax Pharmaceuticals Ltd. 2018 Israeli Share Option Plan (the “ISOP”).

1.	PURPOSE OF THE ISOP

The ISOP is intended to provide an incentive to retain, in the employ of the Company and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entities which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the ISOP.

2.	DEFINITIONS

For purposes of the ISOP and related documents, including the Option Agreement, the following definitions shall apply:

2.1	“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Israeli Tax Ordinance (the “Ordinance”).

2.2	“Approved 102 Option” means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

2.3	“Board” means the Board of Directors of the Company.

2.4	“Capital Gain Option (CGO)” as defined in Section 5.4 below.

2.5	“Cause” means, (i) conviction of any felony involving moral turpitude or adversely affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Optionee’s direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Optionee’s fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company.

2.6	“Chairman” means the chairman of the Committee.

2.7	“Committee” means a share option compensation committee appointed by the Board, which shall consist of no fewer than two members of the Board.

2.8	“Company” means Biondvax Pharmaceuticals Ltd., an Israeli public company.

2.9	“Companies Law” means the Israeli Companies Law 5759-1999.

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2.10	“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.11	“Date of Grant” means, the date of grant of an Option, as determined by the Board and set forth in the Optionee’s Option Agreement.

2.12	“Employee” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding Controlling Shareholder.

2.13	“Expiration date” means the date upon which an Option shall expire, as set forth in Section 10.2 of the ISOP.

2.14	“Fair Market Value” means as of any date, the value of a Share determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ Global Select Market, or the NASDAQ Global Market of the NASDAQ Capital Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable. Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.15	“IPO” means the initial public offering of the Company’s shares.

2.16	“ISOP” means this 2018 Israeli Share Option Plan.

2.17	“ITA” means the Israeli Tax Authorities.

2.18	“Law” means the Companies Law of 1999 as now in effect or as hereafter amended, the Ordinance and such other law applicable to the Company or this ISOP.

2.19	“Non-Employee” means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

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2.20	“Ordinary Income Option (OIO)” as defined in Section 5.5 below.

2.21	“Option” means an option to purchase one or more Shares of the Company pursuant to the ISOP.

2.22	“102 Option” means any Option granted to Employees pursuant to Section 102 of the Ordinance.

2.23	“3(i) Option” means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is Non- Employee.

2.24	“Optionee” means a person who receives or holds an Option under the ISOP.

2.25	“Option Agreement” means the share option agreement between the Company and an Optionee that sets out the terms and conditions of an Option.

2.26	“Ordinance” means the 1961 Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.27	“Purchase Price” means the price for each Share subject to an Option.

2.28	“Section 102” means section 102 of the Ordinance as now in effect or as hereafter amended.

2.29	“Share” means the ordinary shares, NIS 0.1 par value each, of the Company.

2.30	“Successor Company” means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

2.31	“Transaction” means (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

2.32	“Trustee” means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.33	“Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

2.34	“Vested Option” means any Option, which has already been vested according to the Vesting Dates.

2.35	“Vesting Dates” means, as determined by the Board or by the Committee, the date (whether calendar or milestone based) as of which the Optionee shall be entitled to exercise the Options or part of the Options, as set forth in section 11 of the ISOP.

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3.	ADMINISTRATION OF THE ISOP

3.1	The Board shall have the power to administer the ISOP either directly or upon the recommendation of the Committee, all as provided by applicable law and in the Company’s Articles of Association. Notwithstanding the above, the Board shall automatically have residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason.

3.2	The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.3	The Committee shall have the power to recommend to the Board and the Board shall have the full power and authority to: (i) designate participants; (ii) determine the terms and provisions of the respective Option Agreements, including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) make an election as to the type of Approved 102 Option; and (v) designate the type of Options. Notwithstanding the above the Board may delegate to the Committee any of its above authorities to the extent possible under, and subject to the provisions of, the Law.

The Committee shall have full power and authority to :(i) alter any restrictions and conditions of any Options or Shares subject to any Options (ii) interpret the provisions and supervise the administration of the ISOP; (iii) accelerate the right of an Optionee to exercise in whole or in part, any previously granted Option; (iv) determine the Purchase Price of the Option; (v) prescribe, amend and rescind rules and regulations relating to the ISOP; and (vi) make all other determinations deemed necessary or advisable for the administration of the ISOP, including, without limitation, to adjust the terms of the ISOP or any Option Agreement so as to reflect (a) changes in applicable laws and (b) the laws of other jurisdictions within which the Company wishes to grant Options.

3.4	The Committee shall have full power and authority, at all times, to adopt sub-plans, Plan addenda and appendices to the Plan as the Committee deems desirable, to accommodate foreign laws, regulations and practice. The provisions of such sub-plans, Plan addenda and appendices to the Plan may take precedence over other provisions of the Plan, but unless otherwise superseded by the terms of such sub-plans, Plan addenda and appendices to the Plan, the provisions of the Plan shall govern their operation.

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3.5	The Board shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the Purchase Price of the original Option so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the ISOP.

3.6	Subject to the Company’s Articles of Association and the Law, all decisions and selections made by the Board or the Committee pursuant to the provisions of the ISOP shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Option to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company’s Articles of Association, as the same may be in effect from time to time.

3.7	The interpretation and construction by the Committee of any provision of the ISOP or of any Option Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.8	Subject to the Company’s Articles of Association and the Company’s decision, and to all approvals legally required, including, but not limited to the Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the ISOP unless arising out of such member’s own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company’s Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4.	DESIGNATION OF PARTICIPANTS

4.1	The persons eligible for participation in the ISOP as Optionees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; (ii) Non-Employees may only be granted 3(i) Options; and (iii) Controlling Shareholders may only be granted 3(i) Options.

4.2	The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify the Optionee from participating in, any other grant of Options pursuant to the ISOP or any other option or share plan of the Company or any of its Affiliates.

4.3	Anything in the ISOP to the contrary notwithstanding, all grants of Options to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.	DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

5.1	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

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5.2	The grant of Approved 102 Options shall be made under this ISOP adopted by the Board as described in Section 15 below, and shall be conditioned upon the approval of this ISOP by the ITA.

5.3	Approved 102 Option may either be classified as Capital Gain Option (“CGO”) or Ordinary Income Option (“OIO”).

5.4	Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGO.

5.5	Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(bXl) shall be referred to herein as OIO.

5.6	The Company’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the “Election”), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under this ISOP and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

5.7	All Approved 102 Options must be held in trust by a Trustee, as described in Section 6 below.

5.8	For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

6.	TRUSTEE

6.1	Approved 102 Options which shall be granted under the ISOP and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”). In the event the requirements for Approved 102 Options are not met, then the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

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6.2	Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee’s tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

6.3	With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

6.4	Upon receipt of Approved 102 Option, the Optionee Will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ISOP, or any Approved 102 Option or Share granted to him thereunder.

7.	SHARES RESERVED FOR THE ISOP; RESTRICTION THEREON

7.1	The Company has reserved an unlimited amount of the issued and outstanding capital pf the Company, authorized but unissued Shares, for the purposes of the ISOP and for the purposes of any other share option plans which may be adopted by the Company in the future, subject to adjustment as set forth in Section 9 below. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the ISOP shall cease to be reserved for the purpose of the ISOP, but until termination of the ISOP the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ISOP. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the ISOP or under the Company’s other share option plans.

7.2	Each Option granted pursuant to the ISOP, shall be evidenced by a written Option Agreement between the Company and the Optionee, in such form as the Board or the Committee shall from time to time approve. Each Option Agreement shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe.

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8.	PURCHASE PRICE

8.1	The Purchase Price of each Share subject to an Option shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Option Agreement will contain the Purchase Price determined for each Optionee.

8.2	The Purchase Price shall be payable upon the exercise of the Option in a form satisfactory to the Committee, including without limitation, by cash or check. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

8.3	The Purchase Price shall be denominated in the currency as determined by the Committee.

9.	ADJUSTMENTS

Upon the occurrence of any of the following described events, Optionee’s rights to purchase  Shares under the ISOP shall be adjusted as hereafter provided:

9.1	In the event of Transaction, the unexercised Options then outstanding under the ISOP shall be assumed or substituted for an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the shareholders of the Company in connection and with respect to the Transaction. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price so as to reflect such action and all other terms and conditions of the Option Agreements shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Committee or the Board, which determination shall be in their sole discretion and final. The Company shall notify the Optionee of the Transaction in such form and method as it deems applicable at least ten (10) days prior to the effective date of such Transaction.

9.2	Notwithstanding the above and subject to any applicable law, the Board or the Committee shall have full power and authority to determine that in certain Option Agreements there shall be a clause instructing that, if in any such Transaction as described in section 9.1 above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Options, the Vesting Dates shall be accelerated so that any unvested Option or any portion thereof shall be immediately vested as of the date which is ten (10) days prior to the effective date of the Transaction.

9.3	For the purposes of section 9.1 above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Committee may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Committee may determine, in its discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company or its parent or subsidiary, such Options will be substituted for any other type of asset or property including cash which is fair under the circumstances.

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9.4	If the Company is voluntarily liquidated or dissolved while unexercised Options remain outstanding under the ISOP, the Company shall immediately notify all unexercised Option holders of such liquidation, and the Option holders shall then have ten (10) days to exercise any unexercised Vested Option held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-days period, all remaining outstanding Options will terminate immediately.

9.5	If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the ISOP or subject to any Options therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided however, that no adjustment shall be made by reason of the distribution of subscription rights (rights, offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the ISOP (as set forth in Section 7 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

9.6	Anything herein to the contrary notwithstanding and subject to Company’s Articles of Association and the Law, if all or substantially all of the shares of the Company are to be sold, or in case of a Transaction, all or substantially all of the shares of the Company are to be exchanged for securities of another Company, then each Optionee shall be obliged to sell or exchange, as the case may be, any Shares such Optionee purchased under the ISOP, in accordance with the instructions issued by the Board in connection with the Transaction, whose determination shall be final.

9.7	The Optionee acknowledges that in the event that the Company’s shares shall be registered for trading in any public market, Optionee’s rights to sell the Shares may be subject to certain limitations (including a lock-up period), as will be requested by the Company or its underwriters, and the Optionee unconditionally agrees and accepts any such limitations.

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10.	TERM AND EXERCISE OF OPTIONS

10.1	Options shall be exercised by the Optionee by giving written notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

10.2	Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Option Agreement; and (ii) the expiration of any extended period in any of the events set forth in section 10.5 below.

10.3	The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5 below, the Optionee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

10.4	Subject to the provisions of section 10.5 below, in the event of termination of Optionee’s employment or services, with the Company or any of its Affiliates, all Options granted to such Optionee will immediately expire. A notice of termination of employment or service shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Optionee’s Option shall not vest and shall not become exercisable.

10.5	Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Optionee’s Option Agreement, an Option may be exercised after the date of termination of Optionee’s employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

(i)	termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii)	termination is the result of death or disability of the Optionee, in which event any Vested Option still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination; or -

(iii)	prior to the date of such termination, the Committee shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Optionee shall not have any right in connection to such outstanding Options.

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10.6	To avoid doubt, the Optionees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Option, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Optionee as holder of such Shares in the Company’s register of shareholders upon exercise of the Option in accordance with the provisions of the ISOP, but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6 of the ISOP.

10.7	Any form of Option Agreement authorized by the ISOP may contain such other provisions as the Committee may, from time to time, deem advisable.

10.8	With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.	VESTING OF OPTIONS

11.1	Subject to the provisions of the ISOP, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Option Agreement. However, no Option shall be exercisable after the Expiration Date.

11.2	An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Committee may deem appropriate. The vesting provisions of individual Options may vary.

12.	SHARES SUBJECT TO RIGHT OF FIRST REFUSAL

12.1	Notwithstanding anything to the contrary in the Articles of Association of the Company, none of the Optionees shall have a right of first refusal in relation with any sale of Shares in the Company received by it pursuant to the exercise of an Option granted pursuant to this ISOP.

13.	DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

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14.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

14.1	No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the Optionee each and all of such Optionee’s rights to purchase Shares hereunder shall be exercisable only by the Optionee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

14.2	As long as the Shares are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

15.	EFFECTIVE DATE AND DURATION OF THE ISOP

The ISOP shall be effective as of the day it was adopted by the Board and shall terminate at the end of ten (10) years from such day of adaption.

The Company shall obtain the approval of the Company’s shareholders for the adoption of this ISOP or for any amendment to this ISOP, if shareholders’ approval is necessary or desirable to comply with any applicable law including without limitation the US securities law or the securities laws of other jurisdiction applicable to Options granted to Optionees under this ISOP, or if shareholders’ approval is required by any authority or by any governmental agencies or national securities exchanges including without limitation the US Securities and Exchange Commission.

16.	AMENDMENTS OR TERMINATION

The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ISOP. No amendment, alteration, suspension or termination of the ISOP shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Termination of the ISOP shall not affect the Committee’s ability to exercise the powers granted to it hereunder with respect to Options granted under the ISOP prior to the date of such termination.

17.	GOVERNMENT REGULATIONS

The ISOP, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the ISOP nor the Option Agreement with the Optionee shall impose any obligation on the Company or an Affiliate thereof, to continue any Optionee in its employ or service, and nothing in the ISOP or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

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19.	GOVERNING LAW & JURISDICTION

The ISOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the ISOP.

20.	TAX CONSEQUENCES

20.1	Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

20.2	The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

21.	NON-EXCLUSIVITY OF THE ISOP

The adoption of the ISOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the ISOP, and such arrangements may be either applicable generally or only in specific cases.

For the avoidance of doubt, prior grant of options to Optionees of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

22.	MULTIPLE AGREEMENTS

The terms of each Option may differ from other Options granted under the ISOP at the same time, or at any other time. The Board may also grant more than one Option to a given Optionee during the term of the ISOP, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.

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